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                                                               Exhibit 12-B


                                             Ford Motor Company and Subsidiaries

                CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                ----------------------------------------------------------------------------------------

                                                     (in millions)


                                                 First                      For the Years Ended December 31
                                                 Half      --------------------------------------------------------------
                                                 1996        1995         1994          1993         1992          1991
                                                ------     -------       ------        ------       ------        -------
Earnings
  Income/(loss) before income taxes
   and cumulative effects of changes
   in accounting principles                     $3,725     $ 6,705       $ 8,789       $ 4,003      $ (127)       $(2,587)
 Equity in net (income)/loss of
   affiliates plus dividends from
   affiliates                                       (2)        179          (182)          (98)         26             69
  Adjusted fixed charges a/                      5,493      10,556         8,122         7,648       8,113          9,360
                                                ------     -------       -------       -------      ------        -------
    Earnings                                    $9,216     $17,440       $16,729       $11,553      $8,012        $ 6,842
                                                ======     =======       =======       =======      ======        =======

Combined Fixed Charges and
 Preferred Stock Dividends
  Interest expense b/                           $5,273     $10,121       $ 7,787       $ 7,351      $7,987        $ 9,326
  Interest portion of rental expense c/            198         396           265           266         185            124
  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts d/        28         199           160           115          77             56
                                                ------     -------       -------       -------      ------        -------
    Fixed charges                                5,499      10,716         8,212         7,732       8,249          9,506

Ford preferred stock dividend
 requirements e/                                    50         459           472           442         317             26
                                                ------     -------       -------       -------      ------        -------

  Total combined fixed charges
   and preferred stock dividends                $5,549     $11,175       $ 8,684       $ 8,174      $8,566        $ 9,532
                                                ======     =======       =======       =======      ======        =======

Ratios
  Ratio of earnings to fixed charges               1.7         1.6           2.0           1.5         f/             g/

  Ratio of earnings to combined fixed
   charges and preferred stock dividends           1.7         1.6           1.9           1.4         h/             i/

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a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc. (applicable for 1991 through 1995) increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
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e/ Preferred stock dividend requirements of Ford Motor Company, increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
f/ Earnings inadequate to cover fixed charges by $237 million.
g/ Earnings inadequate to cover fixed charges by $2,664 million.
h/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
i/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.